EXHIBIT 2.

Industry Canada	Industrie Canada

Certificate of Continuance	Certificat de prorogation
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

Aber Diamond Corporation	600366-4

Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the above-named corporation was continued under section 187 of the Canada Business Corporations Act, as set out in the attached articles of continuance.	Je certifie que la société susmentionnée a été prorogée en vertu de l'article 187 de la Loi canadienne sur les sociétés par actions, tel qu'il est indiqué dans les clauses de prorogation ci-jointes.

July 12, 2002 / le 12 juillet 2002

Director — Directeur	Date of Continuance — Date de la prorogation

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions	ELECTRONIC TRANSACTION REPORT ARTICLES OF CONTINUANCE (SECTION 187)	RAPPORT DE LA TRANSACTION ÉLECTRONIQUE CLAUSES DE PROROGATION (ARTICLE 187)

Processing Type — Mode de traitement: E-Commerce/Commerce-É
Request Number: Numéro de Demande:	1039352

1.	Name of the Corporation — Dénomination sociale de la société Aber Diamond Corporation

2.	The province or territory in Canada where the registered office is to be situated La province ou le territoire Canada où se situera le siège social ON

3.	The classes and any maximum number of shares that the corporation is authorized to issue
Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

The annexed Schedule A is incorporated in this form.
L'annexe A ci-jointe fait partie intégrante de la présente formule.

4.	Restrictions, if any, on share transfers — Restrictions sur le transfert des actions, s'il y a lieu

The annexed Schedule B is incorporated in this form.
L'annexe B ci-jointe fait partie intégrante de la présente formule.

5.	Number (or minimum and maximum number) of directors Nombre (ou nombre minimal et maximal) d'administrateurs Minimum: 3 Maximum: 12

6.	Restrictions, if any, on business the corporation may carry on
Limites imposées à l'activité commerciale de la société, s'il y a lieu

The annexed Schedule C is incorporated in this form.
L'annexe C ci-jointe fait partie intégrante de la présente formule.

7.	(1)	If the corporation is changing its name on this continuance, what was the corporation's previous name?
Si la société change sa dénomination sociale avec cette prorogation, quelle était sa dénomination social antérieure?

Not Applicable

(2) Details of incorporation — Détails de la constitution The annexed Schedule D is incorporated in this form. L'annexe D ci-jointe fait partie intégrante de la présente formule.

8.	Other provisions, if any — Autres dispositions, s'il y a lieu The annexed Schedule E is incorporated in this form. L'annexe E ci-jointe fait partie intégrante de la présente formule.

Date	Name — Nom	Signature	Capacity of — en qualité de

2002/07/12	(Signed) LYLE R. HEPBURN		AUTHORIZED OFFICER

SCHEDULE / ANNEX A

The Corporation shall be authorized to issue an unlimited number of shares of a class designated as "Common Shares".

The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a)    the holders of the Common Shares shall be entitled to vote at all meetings of shareholders;

(b)    the holders of the Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation; and

(c)    the holders of the Common Shares shall, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, be entitled to receive the remaining property of the Corporation in the event of liquidation, dissolution or winding-up of the Corporation.

SCHEDULE / ANNEX B

None.

SCHEDULE / ANNEX C

None.

SCHEDULE / ANNEX D

(a)    Amalgamated under the Company Act (British Columbia) on April 19, 1994 under the name Aber Resources Ltd.

(b)    On August 3, 2000, Aber Resources Ltd. changed its name to Aber Diamond Corporation.

SCHEDULE / ANNEX E

(1)    The Board of Directors may from time to time, in such amounts and on such terms as it deems expedient;

  (a)    borrow money on the credit of the Corporation;

  (b)    issue, sell or pledge debt obligations (including bonds, debentures, notes or other similar obligations, secured or unsecured) of the Corporation; and

  (c)    charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed, or other debt or liability of the Corporation;

The Board of Directors may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the Board all or any of the powers conferred on the Board above to such extent and in such manner as the Board shall determine at the time of each such delegation;

(2)    The Corporation shall have a minimum of three (3) and a maximum of twelve (12) directors, the precise number to be determined from time to time by resolution of the Board of Directors of the Corporation and, until the precise number is so determined, such number shall be deemed to be eight (8); and

(3)    The directors of the Corporation are authorized to appoint one or more directors from time to time, who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders following their appointment, provided that the total number of directors so appointed between annual meetings may not exceed one-third of the number of directors elected at the previous annual meeting.